Mail Stop 3561

      							August 22, 2005

Mr. Ekrem Tokay
Chief Financial Officer
Turkcell Iletisim Hizmetleri A.S.
Turkcell Plaza
Mesrutiyet Caddesi No: 153
34430 Tepebasi
Istanbul, Turkey

	Re:	Turkcell Iletisim Hizmetleri A.S.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 30, 2005
		File No. 1-15092

Dear Mr. Tokay:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for Fiscal Year Ended December 31, 2004

1. We note your participation in Irancell, a consortium of telecommunications companies that has been awarded a GSM license by the Iranian government to develop the country`s mobile communications network system. We also note that, in addition to the Irancell GSM license agreement, the company has plans for expanding operations in
Iran. In view of the fact that Iran has been identified by the U.S.
State Department as state sponsors of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control (OFAC), please advise us of the materiality to the company of its proposed operations in Iran, and give us your view as to whether those operations constitute a material investment risk for your security holders. In addition, because there are several conflicting published reports concerning the status of the consortium`s revised Irancell license agreement, please advise us of the current status of the agreement and confirm whether you have ultimately accepted the revised terms of the agreement. In your response, please explain the material terms of the revised agreement. Please also give us an overview of your proposed timeline for formally beginning operations in Iran.

In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371, Franklin Green, Attorney, at (2020 551-3522 or Sharon Virga, Senior Staff Accountant, at (202) 551-3385 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. Ekrem Tokay
Turkcell Iletisim Hizmetleri A.S.
August 22, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE